Exhibit 99.3

Annex B: Appraisal of NiSun BVI

咨询报告

价值分析目标公司: 范太克（上海）投资控股有限公司

价值分析对象: 股东全部权益

委托方: 范太克（上海）投资控股有限公司

报告编号: 蓝策报字 R2019-1208-BJ

最后编辑时间: 2019年5月27日

报告编号：蓝策报字 R2019-1208-BJ

范太克（上海）投资控股有限公司

Dear Sirs or Madams,

Executive Summary

In accordance with 范太克（上海）投资控股有限公司 (“Fintech”, the “Company” or “you”) instructions, as confirmed in our engagement letter dated April 5, 2019, 蓝策管理咨询（北京）有限公司 (“ValueLink” or “we”) have conducted an indicative valuation analysis of 100% equity interests in Fintech as of December 31, 2018 (the “Valuation Date”) for internal reference.

This report has been prepared solely for the purposes stated herein and is not intended for any legal or court proceedings, general circulation, publication or reproduction in any form without our prior written consent, and should not be relied upon for any other purpose. This report is strictly confidential and (save to the extent required by applicable law and/or regulation) must not be released to any third party without our express written consent which is at our sole discretion.

Our report is not intended to be the sole basis for investment decisions and any actions you take must ultimately remain a decision for you, taking into account matters outside the scope of our work of which you are aware.

To the fullest extent permitted by law, ValueLink accepts no duty of care to any third party in connection with the provision of this Report and/or any related information or explanation (together, the “Information”). Accordingly, regardless of the form of action, whether in contract, tort (including, without limitation, negligence) or otherwise, and to the extent permitted by applicable law, ValueLink accepts no liability of any kind to any third party and disclaims all responsibility for the consequences of any third party acting or refraining to act in reliance on the Information.

The information in this report may be obtained from various sources. Our calculation analysis has been performed based on a set of financial projections provided by the management of the Company (the “Management”). We have also made enquiries to Management to obtain an understanding of the basis and assumptions of the projections. However, we have not attempted to verify the assumptions adopted in the projections. We have not performed any audit or due diligence procedures or otherwise to verify the truth, accuracy or reliability of the information provided to us during our engagement. We do not assume any responsibility for and make no representations with respect to the accuracy or completeness of any information provided by Management. Accordingly, we accept no responsibility or liability whatsoever for any losses incurred by the Client or any third parties as a result of our reliance on the information made available to us. In performing our services, we have not carried out an audit or other assurance engagement in accordance with applicable professional standards.

Unless stated otherwise, information furnished by others, upon which all or portions of this report are based, is believed to be reliable, but has not been verified in all cases. No warranty is given as to the accuracy of such information.

No responsibility is taken for changes in market conditions, and no obligation is assumed to revise this report to reflect events or conditions which occur subsequent to the date hereof.

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By its very nature, valuation work cannot be regarded as an exact science and the conclusions arrived at in many cases will of necessity be subjective and dependent on the exercise of individual judgement. There is, therefore, no indisputable single value and we normally express our valuation analysis as falling within a likely range although we provide an estimate on a single figure expression of value within that range as you have requested for this analysis.

We make no representation regarding the sufficiency of our work either for purposes for which this Report has been requested or for any other purpose. The sufficiency of the work we performed is solely the addressee’s responsibility, as are any decisions with respect to the estimation of market value.

This report is subject to the proficiency of our valuation firm. The users of the report should exercise their own judgment independently when making any business decisions.

We do not have present or prospective interest or bias with respect to Fintech.

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报告编号：蓝策报字 R2019-1208-BJ

Valuation Summary

Based on our analysis and the information provided by the Company, having regard to our work scope and limitations in scope of work, and subject to the significant assumptions as well as general assumptions and limiting conditions, the equity interest owned by Fintech has been estimated to be falling in a range from approximately RMB 54.374 million to 61.349 million as of the Valuation Date by Income approach, and a range from approximately RMB 57.162 million to 59.737 million as of the Valuation Date by Market approach. Please refer to the following table for details:

Income Approach
RMB(’000)	Low-End	High-End
Discount rate	31%	29%
Total equity value of Fintech (Rounded)	54,374	61,349

Market Approach
RMB(’000)	Low-End	High-End
Comparable companies’ multioles	1.85	1.94
Total equity value of Fintech (Rounded)	57,162	59,737

Our valuation results highly depend on the creditability and reliability of the financial projections prepared by the Management. However, because events and circumstances frequently do not occur as expected, there will usually be differences between predicted and actual results, and those differences may be material. Accordingly, we express no opinion as to how closely the actual results achieved will correspond to those predicted for the Company and we take no responsibility for the achievement of predicted results.

For and on behalf of

蓝策管理咨询（北京）有限公司

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报告编号：蓝策报字 R2019-1208-BJ

目录

Executive Summary	2
2. Introduction	6
2.1 Purpose of Valuation	6
2.2 Valuation Date	6
2.3 Basis of Value	6
2.4 Valuation Approach	6
2.5 Work Procedures	6
2.5.1 Limitation in Scope of Work	7
2.5.2 Specific Matters Not Covered	7
3. Company Overview	8
4. Industry Conditions	9
5. Valuation Methodology	12
5.1 Company Valuation	12
5.1.1 The Income Approach--Discounted Cash Flow	12
5.1.2 The General Assumptions Used in Valuation Analysis In the Income Approach	17
5.1.3 The Specific Assumptions Used In the Valuation Analysis Using In the Income Approach	18
6. Conclusion of Value	27
ASSUMPTIONS AND LIMITING CONDITIONS	28

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2. Introduction

2.1 Purpose of Valuation

The shareholder of 范太克（上海）投资控股有限公司 (“Fintech”, the “Company” or “you”) is contemplating to sale the 100% equity interest in Fintech to a third party (the “Proposed Transaction”), and in this regard, engaged us to assist in the determination of the market value Fintech as of December 31, 2018 (the “Valuation Date”) for internal reference.

2.2 Valuation Date

The valuation date has been set at December 31, 2018.

2.3 Basis of Value

The basis of value that we have adopted in this valuation analysis is market value.

Market value is defined as the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion.

2.4 Valuation Approach

For the purpose of our indicative valuation analysis, we have applied the Income Approach (in particular, the Discounted Cash Flow Method (“DCF”)) and the Market Approach as the valuation approach. The application of the valuation approaches/ methodologies is discussed in details in Section 5.

2.5 Work Procedures

Pursuant to the Engagement Letter, we have performed the following procedures with respect to the valuation analysis:

●	Based on our analysis and the information provided by the company, we discussed with Management of the company on key financial and operational issues;

●	Reviewed and analysed the historical financial information related to the company for the past three years;

●	Review of the financial projections prepared by the Management of the company, we discussed with and comment on important key assumptions adapted by the Management of company;

●	Performed research on market data for comparable publicly traded companies in the same or similar lines of business;

●	Estimation of appropriate valuation parameters (e.g. discount rate and terminal growth rate) applicable in this case;

●	Calculated the market value range of the 100% equity using the income approach with different discount rate attributable to the Company;

●	Solely relied on comparable companies data sourced from Capital IQ and other source, and not derived data from original source material;

●	Selected and applied the comparable company’s multiples to the Company’s financial data to calculate the market value range of the Company

●	Documented our procedures, findings, results, assumptions and limitations in this report.

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2.5.1 Limitation in Scope of Work

Whilst we have endeavoured to analyse pertinent operational and financial information related to the company, we would like to draw your attention to the limitations described hereunder when considering the results of our work.

●	In performing our work, we have principally relied on the information and documents provided by the Management, especially the relevant financial forecast, historical financial information and prospective financial information. We have assumed that the information provided by the Management with regard to the company is accurate, complete and reliable. We have not independently verified and do not express an opinion or offer any form of assurance regarding the accuracy, completeness and reliability of such information.

●	As part of our work, we sought to understand the principles underlying assumptions of the company through interviews, telephone discussions and enquiries with the Management. We have relied on your representation to a considerable extent in performing our valuation calculation analysis.

●	We understand that you will not rely solely on our deliverables and your use of the results of our analysis shall not supplant other analyses and inquiries which you should conduct. We are not required to make specific purchase or sale recommendations.

●	In performing our services, we have not carried out an audit or other assurance engagement in accordance with applicable professional standards.

●	We make no representation regarding the sufficiency of our work either for purposes for which this report has been requested or for any other purpose.

●	No responsibility is taken for changes in market conditions, and no obligation is assumed to revise the report to reflect events or conditions which occur subsequent to the date hereof.
●	The projections prepared by the Management rely extensively on the use of a number of principal assumptions, in particular the sales growth and the expected profit margins achievable during the forecast period, which are subject to many uncertainties. The achievability of many of these assumptions cannot always be ascertained. In this connection, we have performed certain scenario analysis using different discount rate. The analysis summary is illustrated in Section 5.1.4.

2.5.2 Specific Matters Not Covered

We have not carried out any work in the following areas:

●	Financial / tax due diligence;

●	Legal due diligence;

●	Commercial, operational or market due diligence;

●	Production technology due diligence;

●	Macro-economic projections;

●	The external marketplace (market size), segmentation, growth trends, the competitive environment (key competitors, market shares) study;

●	Audit of the financial / tax information concerned (nor have a review of the accounting / tax principles used in this valuation calculation been carried out);

●	The company’s strategic positioning strategies;

●	IT due diligence (if any);

●	Human resources consultancy; and

●	Any investment or pricing decision (including recommending whether the Proposed Transaction should proceed).

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3. Company Overview

汇晶社 is an innovative asset allocation service platform under 范太克（上海）投资控股有限公司 (hereafter referred to as “Fintech” or the “the target Company”) . As a third-party service platform for direct selling banks, 汇晶社 has connected several domestic commercial banks and rural commercial banks to provide asset allocation services, Internet traffic diversion services, IT business system construction services and transaction structure design and construction services. By integrating consumer financial assets, traffic, IT business system technology and big data risk control business experience, we will create an eco-finance technology platform for professional services direct banking.

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4. Industry Conditions

The following discussion was extracted from “2018-2019 China Fintech Industry Research Report” by iiMedia Research.

Global fin-tech investment has experienced rapid growth in 2014 and reached its peak in 2015. In 2015, the number of investments in the global fin-tech division reached 1,255. After 2015, the enthusiasm for investment in fin-tech in the global capital market has weakened. In terms of the regional distribution of global investment, European ranks first, the amount of investments in which reachees to US$26 billion, while Asia and America are ranked behind with the investments of US$16.8 billion and US$14.8 billion respectively.

The major characteristic of the development of China fin-tech market is: technology fully empowers the transformation of traditional financial institutions. Since China fin-tech industry started relatively slower compared to developed countries, traditional enterprises have great pressure on transformation, and need to apply technologies in improving operational efficiency and supporting business decisions. iiMedia Research consulting analyst believes that, the cooperation between fin-tech companies and traditional financial institutions should be strengthened to give full play to their respective strengths and improve the efficiency of financial products and services.

As the data of iiMedia Research showed, Internet financial users in China are mainly male, accounting for 56.2%. Users under the age of 35 accounted for 72.7%. iiMedia Research consulting analyst believes that, the users who prefer to use the financial services provided by the Internet platforms are mainly below 35 years old, and these users more inclined to accept the usage of Internet products. In the future, with the deepening of the combination of Internet and finance, Internet financial products are expected to cover more people with higher ages.

On the basis of Internet information technology, Internet consumer finance provides financial services to meet the higher consumer demand and to solve various consumption restrictions and inconveniences brought about by the original traditional consumption financial services. Specifically, capital suppliers provide financial services for consumer loans to consumers through the Internet in order to meet the expanding needs of consumers in housing, shopping, entertainment, work, etc. The main types of financial services are to provide micro-loan or installment payment to consumers.

As the data of iiMedia Research showed, China’s online consumer finance market has developed rapidly in recent years. According to the scale and forecast of online consumer finance market from 2016 to 2020, the average annual compound growth rate of consumer finance market is estimated to be 82.8%; the market size in 2018 is 1921.17 billion yuan, which is expected to break through 300 billion yuan in 2019. iiMedia Research consulting analyst believes that, in recent years, mobile Internet and big data technologies are becoming more and more mature to promote the rapid development of Internet consumer finance. Internet consumer financial products should explore more in combination with new technologies and give play to their technological advantages over traditional consumer credit.

Although supply chain financial services can effectively benefit small and medium-sized enterprises, there are still problems such as low efficiency. With the development of technology, the efficiency of supply chain financial services integrated with the development of the Internet has been improved, and their advantages have been further brought into play.

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iiMedia Research consulting analyst believes that, with the better application of Internet, AI, big data and other technologies, the development of fin-tech enabling traditional financial business will continue to maintain a rapid state, and more vertical fields of fin-tech will mature in the future. However, the balance between efficiency and security is crucial for the development of fin-tech. They are equally important but contradictory. Therefore, enterprises need to strengthen the reserves of compound talents and technology to achieve technological breakthrough, which can finally promote the further development of fin-tech.

iiMedia Research consulting analyst believes that, the development of fin-tech will be a continuous process. During its development, some industries and enterprises are prone to aggressive problems. While the financial industry is a key area for national development, the regulation of the fin-tech market will be more stringent. At present, the development of RegTech is attracting the attention of the government and industry. The application RegTech, which can improve the efficiency of compliance regulation in a larger scope, will be strengthened in the future.

The application of fin-tech needs to be perfected with the latest technologies. The key to the continuous advancement of fin-tech is the comprehensive utilization of different technologies. With the application of various technologies, the intelligent degree of financial products will be further enhanced. Through intelligent technology processing, adjustment based on user data and market status, it will provide enterprises and users with the optimal asset and wealth management portfolio.

iiMedia Research consulting analyst believes that, the major advantage of the promotion of fin-tech over traditional financial services is that it can cover more users and enterprises. By lowering the standard of credit granting and simplifying the service process, it can effectively promote the development of financial inclusion. At present, fin-tech enterprises, especially the Internet financial enterprises, mainly achieve inclusive through consumer finance provided for consumers. With the deepening of cooperation between such enterprises and traditional financial institutions, fin-tech services will benefit more SMEs in the future, and achieve general inclusive.

iiMedia Research consulting analyst believes that, fin-tech enterprises will strengthen the cooperation with traditional financial institutions in the future for their development. On the one hand, the pressure of capitals for fin-tech enterprises will be reduced, on the other hand, it can also promote the transformation of traditional financial institutions. With the deepening cooperation between them, the trend of OpenBanking becomes more obvious. Fin-tech products will be more diversified through financial data sharing.

At present, fin-tech enterprises provide financial services more through online channels, which effectively promotes financial services to cover more users. However, they are also more exposed to the operation risks. Improving the risk management ability is thus very important to the enterprises. In the future, enterprises need to conduct credit investigation from more dimensions, and evaluating the risks by considering the consumption and financial credits records. The improvement of risk management ability requires enterprises to have strong big data technology capability, and it will become the focus of enterprises competition.

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iiMedia Research consulting analyst believes that, fin-tech products will be more diversified in the future. Combining with specific consumption scenarios can better meet the users’ characteristic needs and improve the efficiency of users obtaining. Fin-tech products will be more integrated with specific scenarios to serve the users in the future. Platform-based Fin-tech enterprises from industries like e-commerce and logistics will have greater advantages in integrating products with scenarios. These platforms can provide specific products through concrete scenarios such as consumer consumption or supply chain logistics operation, and thus have more advantages in market development.

The application of fin-tech has further released the development potential of the financial industry. The huge market space has attracted more enterprises. Traditional financial institutions, Internet financial enterprises, Internet enterprises, etc. have joined in one after another, which intensifies the market competition. Fin-tech enterprises need to further improve their core competence to develop in the fierce market competition environment.

iiMedia Research consulting analyst believes that, fin-tech products involve fields of payment, wealth management, investment, etc., and penetrate into all aspects of users’ daily life. Its application will involve large amount of users’ private information, and will seriously affect the users once the hidden problems in Internet operation erupt. Therefore, fin-tech enterprises need to further strengthen user information security, build early warning mechanism and improve the technology of information security.

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5. Valuation Methodology

5.1 Company Valuation

Generally, there are three valuation approaches: the cost approach, the market approach and the income approach. The three approaches to value are summarized as follows:

Cost Approach

The cost approach is a technique that uses the reproduction or replacement cost as an initial basis for value. The cost to reproduce or replace the subject asset with a new asset, either identical (reproduction) or having the same utility (replacement), establishes the highest amount a prudent investor is likely to pay. To the extent that the asset being valued provides less utility than a new one, due to physical deterioration, functional obsolescence, and/or economic obsolescence, the value of the subject asset is adjusted for those reductions in value. Adjustments may be made for age, physical wear and tear, technological inefficiencies, changes in price levels, and reduced demand, among other factors.

Income Approach

The income approach explicitly recognizes that the current value of an asset (liability) is premised on the expected receipt (payment) of future economic benefits (obligations) generated over its remaining life. These benefits can be in the form of earnings, net income, cash flow, or other measures of profitability and should include the proceeds from final disposition as well as cost savings and tax deductions. Value indications are developed by discounting expected benefits to their present value at the required rate of return that incorporates the time value of money and risks associated with the particular asset. The discount rate selected is generally based on expected rates of return available from alternative investments of similar type, quality, and risk as of the Valuation Date.

Market Approach

The market approach is a technique used to estimate value from an analysis of actual transactions or offerings for economically comparable assets available as of the Valuation Date. The process is essentially that of comparison and correlation between the subject asset and similar assets that have recently sold or are offered for sale in the market. The transaction or offering prices of the comparable assets are adjusted for dissimilarities in characteristics including location, age, time of sale, size, and utility, among others. The adjusted prices of the comparable assets provide an indication of value for the subject asset.

We adopted the income approach and the market approach as the primary method in this valuation analysis report.

5.1.1 The Income Approach--Discounted Cash Flow

The discounted cash flow method (DCF) in the income approach considers that the present value of an investment is determined by the expected future economic benefits, such as the income that generated regularly, cost savings and sales revenue. In discounted cash flow method, a discount rate that can reflect the current market yield and the inherent risk of investment is used to discount the future net cash flow and evaluate the company.

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Definition of Free Cash Flow

The term free cash flow (“FCF”) can be represented by the following equation:

FCF = NI + DEPR + INT – CAPEX – NWC

Where:

FCF = projected free cash flow available to equity and debt holders

NI = net income after tax

DEPR = depreciation and amortization expenses

INT = interest expense after tax

CAPEX = capital expenditures

NWC = changes in net working capital (current assets net of current liabilities)

Discounted Rate

Discount rate is used to convert the annual net cash flow into present value, it is based on an estimated weighted average cost of capital (“WACC”). WACC consists of cost of equity and cost of debt, and it calculated by the proportion of capital structure.

The calculation of WACC is described as follow:

WACC = Kd × (1 - t) × %debt + Ke × %equity

Where

Kd = Pre-tax cost of debt

t = Effective tax rate

%debt = Proportion of debt in total capital

Ke = Cost of Equity

%equity= Proportion of equity in total capital

The cost of equity, or required return on equity, is estimated using the capital asset pricing model (“CAPM”).

The current yields on appropriate securities are analyzed for an indication of the cost of debt. The indicated costs of equity and debt are proportionately weighted using the appropriate capital structure for an indication of the cost of capital, or discount rate.

The cost of equity (“Ke”), or required return on equity, was estimated using the CAPM as below.

Ke = Rf + β*(“ERP”) + SRP + ARP

Rf =Risk-free rate

β =Equity systematic risk measure

ERP =Rm – Rf = Market risk premium

SRP =Small Size risk premium

ARP =Additional risk premium (company specific)

CAPM is based on the premise that an industry’s capitalization rate is equal to the risk-free rate of return plus an equity risk premium adjusted by an industry risk factor based on beta. The beta is developed by analyzing the historical relationship between the return required by investors in a particular industry and the average return required by investors in the market as a whole. A small size premium is applied in estimating an appropriate cost of equity, due to the relative size of the Target Companies. Additional adjustments may be made for company-specific factors.

As part of the WACC analysis, we have chosen seven comparable companies in the industry of interactive media and services. The main businesses of these five enterprises are real estate online advertising and online listing services, online classification and listing platforms, information, analytics, and online marketplaces. Here is a brief description of the seven companies’ businesses:

LexinFintech Holdings Ltd. (NasdaqGM:LX): LexinFintech Holdings Ltd., through its subsidiaries, operates as an online consumer finance platform for young adults in the People’s Republic of China. The company operates Fenqile.com, a retail and online consumer finance platform that offers installment purchase loans, personal installment loans, and other loan products, as well as provides online direct sales with installment payment terms. It also matches customer loans with diversified funding sources, including individual investors on its Juzi Licai online investment platform, third-party commercial banks, consumer finance companies, institutional funding partners in its direct lending programs, investors of its asset-backed securities, and other licensed financial institutions. The company was formerly known as Staging Finance Holding Ltd. and changed its name to LexinFintech Holdings Ltd. in March 2017. LexinFintech Holdings Ltd. was founded in 2013 and is headquartered in Shenzhen, the People’s Republic of China.

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LendingClub Corporation (NYSE:LC): LendingClub Corporation operates an online lending marketplace platform that connects borrowers and investors in the United States. The company’s marketplace facilitates various types of loan products for consumers and small businesses, including unsecured personal loans, unsecured education and patient installment loans, auto refinance loans, and small business loans. It also enables investors to invest in a range of loans based on term and credit. The company was founded in 2006 and is headquartered in San Francisco, California.

Jianpu Technology Inc. (NYSE:JT): Jianpu Technology Inc. operates a platform that provides online discovery and recommendation services for financial products in the People’s Republic of China. Its platform allows users to access to financial products, including consumer and other loans, credit cards, and wealth management products. The company recommends loans and credit cards to individual users and assists the financial service providers in targeting users with specific characteristics based on the users’ financial needs and credit profile, as well as the products offerings and risk appetite of the financial service providers. Its platform provides sales and marketing, big data risk management, and integrated solutions primarily to financial service providers. The company operates its platform under the Rong360 brand name. Jianpu Technology Inc. was founded in 2011 and is headquartered in Beijing, China.

Qudian Inc. (NYSE:QD): Qudian Inc. provides online small consumer credit products in the People’s Republic of China. It uses big data-enabled technologies, including artificial intelligence and machine learning to transform the consumer finance experience. The company offers small credit products, such as cash credit products; merchandise credit products to finance borrowers’ direct purchase of merchandise offered on its marketplace on installment basis; and budget auto financing products. In addition, it operates a platform for loan recommendations and referrals. Qudian Inc. was founded in 2014 and is headquartered in Beijing, the People’s Republic of China.

Hexindai Inc. (NasdaqGM:HX): Hexindai Inc. operates a consumer lending marketplace that facilitates loans in China. It primarily focuses on facilitating medium-sized credit loans. The company provides borrowers a range of products based on customer segmentation data and tailored to the specific needs of the emerging middle class; and investors various types of investment products. The company was founded in 2013 and is headquartered in Beijing, China.

China Rapid Finance Limited (NYSE:XRF): China Rapid Finance Limited, through its subsidiaries, provides a consumer lending marketplace for lenders and borrowers in the People’s Republic of China. The company offers various loan products to serve the lifetime credit needs of emerging middle-class, mobile active consumers, including consumption loans with terms of between two weeks and three months; and lifestyle loans with terms of between three months and three years. It is also involved in the micro-credit lending business. The company serves marketplace investors and borrowers online, as well as through a physical network of 109 data verification centers. As of December 31, 2017, it facilitated approximately 33.1 million loans to 4.3 million borrowers. The company was formerly known as China Risk Finance LLC and changed its name to China Rapid Finance Limited in August 2015. China Rapid Finance Limited was founded in 2004 and is headquartered in Shanghai, the People’s Republic of China.

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Pintec Technology Holdings Limited (NasdaqGM:PT): Pintec Technology Holdings Limited, through with its subsidiaries, engages in the operation of an online technology platform that enables financial services in the People’s Republic of China. The company connects business partners and financial partners on its open platform and enables them to provide financial services to end users. Its technology platform include a lending solution for borrowers to originate loans; a lending solution for borrowers who want to finance online purchases; and a wealth management solution for asset management companies and insurance companies to facilitate the sales of products. Pintec Technology Holdings Limited has a strategic cooperation agreement with China National Investment & Guaranty Corporation to develop digital lending technologies in China; a strategic partnership with Best Wonder Co. Ltd. to develop digital lending solutions to support small and micro-sized enterprises; and a partnership with China UnionPay Merchant Services Co., Ltd. to develop customized digital lending solutions to serve small and micro-sized enterprises. The company was incorporated in 2017 and is headquartered in Beijing, the People’s Republic of China.

Moreover, we have considered the rate of return expected by venture capitalists, or VCR to cross- check the discount rate.

According to guidance prescribed by the AICPA Audit and Accounting Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” because private enterprises often seek financing from private equity investors, including venture capital firms, the venture capital arena provides an observable market for the cost of capital for privately held enterprises. The Company achieved several corporate milestone events, including generating revenue and entering into partnership agreement with certain banks. We considered that the Company matches the characteristics of companies in early expansion stage of development. The expected required rate of return from venture capitalists for investing in companies in expansion stage of development ranges from 30-50%.

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The calculation method of weighted average cost of capital is as follows:

Comparable Companies	Risk-Free Rate	Equity Risk Premium	Financial Leverage of the Target Company	Compariable Companies CAPM Cost of Equity	Interest Rate Differential	Country Risk Differential	Considering the small equity premium and other risk premium before forecasting the cost of equity of the Target Company
US Market:	3.02%	5.08%			0.73%	0.94%
LEXINFINTECH HOLDINGS LTD.			1.62	11.23%			12.89%
LENDINGCLUB CORPORATION			1.43	10.29%			11.95%
JIANPU TECHNOLOGY INC.			1.03	8.24%			9.90%
QUDIAN INC.			0.74	6.76%			8.42%
HEXINDAI INC.			1.52	10.73%			12.39%
CHINA RAPID FINANCE LIMITED			1.71	11.71%			13.37%
Average			1.34	9.83%			11.49%

Considering Small Equity Premium and Other Risk Premium before Forecasting Cost of Equity of the Target Company			11.49%
Cost of Debt after Tax			3.68%
Proportion of Equity			85.90%
Proportion of Debt			14.10%
		Low-End		High-End
Small Size Risk Premium		5.37%	5.37%	5.37%
Company Specific Risk		18.50%	17.50%	16.50%
WACC (Rounded)		31.00%	30.00%	29.00%

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5.1.2 The General Assumptions Used in Valuation Analysis In the Income Approach

●	Assume that there will be no significant changes in relevant laws and regulations, industrial policies, fiscal and monetary policies and economic environment during the current and future existence of the target company;

●	Assume that there will be no significant change in the tax policy applicable to the company’s operations;

●	Assume that no major changes in the current interest rates or exchange rates;

●	Assume that the company will maintain a continuous operation status in the future and has sufficient working capital and human resources to realize its financial forecast;

●	Assume that the financial forecast provided by your company is reasonable and feasible from the perspective of market investors;

●	Assume that Fintech has sufficient special funds for continuous investment in the stage of research and development and subsequent operation;

●	Assume that the market value of long-term and short-term liabilities, surplus assets and liabilities is equal to their book value on the base date of value analysis;

●	Assume that all related transactions are in line with the principle of independent trading;

●	Assume that the company has all the necessary licenses and permits, and all other legal and administrative licenses have been obtained and can be extended if necessary;

●	Assume that the financial forecast used in this value analysis is based on the purchasing power of the company’s functional currency on the base date of the value analysis;
●	Assume that the company has fully complied with the existing national and local laws and regulations on land planning, use, possession, environment and other relevant issues;

●	Assume that all improvements made by the company to all relevant assets are in compliance with all relevant legal provisions and other legal, planning or engineering requirements of the relevant superior authority;

●	Assume that the company has no undisclosed actual contingent assets or liabilities, no unusual obligations or substantive commitments, and no pending litigation or threat to have a material impact on the value of the company’s shareholders’ equity;

●	Assume that the company is responsible for the performance of the obligations of the asset owners and competent for the effective management of the assets; As well as

●	In addition to the information provided by your company, assume that there is no other important information that affects the value analysis of the company.

Ref:17

报告编号：蓝策报字 R2019-1208-BJ

5.1.3 The Specific Assumptions Used In the Valuation Analysis Using In the Income Approach

We understand that the financial forecast as illustrated below are the best estimates of the Management of the target company, if the actual situations will not be the same as the assumptions listes above, or applying different assumptions other than those listed above, there might be a significant changes in the result of our valuation analysis.

Revenue Forecast

The revenue of Fintech mainly comes from five parts including 1) mortgage; 2) car loan; 3) credit loan; 4) supply chain; and 5) other value-added services. During the forecast, mortgage income will be the main source of income for the company, it is predicted that the ratio of mortgage income to total income will be 21%-44%.

The income of each line of services = GMV (RMB’000) of each service line *service fee charge rate for each line of services/(1+value-added tax rate).

Ref:18

报告编号：蓝策报字 R2019-1208-BJ

The main hypothetical parameters for income are:

RMB(’000)		2019	2020	2021	2022	2023
		(Jan-Dec)	(Jan-Dec)	(Jan-Dec)	(Jan-Dec)	(Jan-Dec)

Mortgage

GMV	a	2,000,000	5,000,000	8,000,000	10,000,000	12,000,000
Service Fee Charge Rate	b	0.30%	0.30%	0.30%	0.30%	0.30%
Value-added Tax Rate	c	6.0%	6.0%	6.0%	6.0%	6.0%
Mortgage Income	d=a*b/(1+c)	5,660	14,151	22,642	28,302	33,962

RMB(’000)		2019	2020	2021	2022	2023
		(Jan-Dec)	(Jan-Dec)	(Jan-Dec)	(Jan-Dec)	(Jan-Dec)
Car Loan

GMV	a	1,000,000	2,000,000	3,000,000	3,000,000	4,000,000
Service Fee Charge Rate	b	0.50%	0.50%	0.50%	0.50%	0.50%
Value-added Tax Rate	c	6.0%	6.0%	6.0%	6.0%	6.0%
Car Loan Income	d=a*b/(1+c)	4,717	9,434	14,151	14,151	18,868

RMB(’000)		2019	2020	2021	2022	2023
		(Jan-Dec)	(Jan-Dec)	(Jan-Dec)	(Jan-Dec)	(Jan-Dec)
Credit Loan

GMV	a	1,000,000	2,000,000	2,000,000	2,000,000	3,000,000
Service Fee Charge Rate	b	0.80%	0.80%	0.80%	0.80%	0.80%
Value-added Tax Rate	c	6.0%	6.0%	6.0%	6.0%	6.0%
Credit Loan Income	d=a*b/(1+c)	7,547	15,094	15,094	15,094	22,642

RMB(’000)		2019	2020	2021	2022	2023
		(Jan-Dec)	(Jan-Dec)	(Jan-Dec)	(Jan-Dec)	(Jan-Dec)
Supply Chain

GMV	a	-	-	-	2,000,000	3,000,000
Service Fee Charge Rate	b	0.50%	0.50%	0.50%	0.50%	0.50%
Value-added Tax Rate	c	6.0%	6.0%	6.0%	6.0%	6.0%
Supply Chain Income	d=a*b/(1+c)	-	-	-	9,434	14,151

RMB(’000)		2019	2020	2021	2022	2023
		(Jan-Dec)	(Jan-Dec)	(Jan-Dec)	(Jan-Dec)	(Jan-Dec)
Other Value-added Services

GMV	a	274,520	-	-	1,000,000	1,000,000
Service Fee Charge Rate	b	3.60%	0.30%	0.30%	0.30%	0.30%
Value-added Tax Rate	c	6.0%	6.0%	6.0%	6.0%	6.0%
Other Value-added Services Income	d=a*b/(1+c)	9,323	-	-	2,830	2,830

Total Income		27,248	38,679	51,887	69,811	92,453

Ref:19

报告编号：蓝策报字 R2019-1208-BJ

Cost Forecast

The relevant costs of the Company mainly includes the taxes and surcharges. The taxes and surcharges are predicted based on the percentage of total revenue. The ratio is estimated to be 0.65% during the forecast periods.

The major hypothetical parameters for costs are:

RMB(’000)		2019	2020	2021	2022	2023
		(Jan-Dec)	(Jan-Dec)	(Jan-Dec)	(Jan-Dec)	(Jan-Dec)
Cost Breakdown

Cost of taxes and surcharges	a	(177)	(251)	(337)	(454)	(601)
% of total revenue		-0.65%	-0.65%	-0.65%	-0.65%	-0.65%

Operating Cost	b	-	-	-	-	-
% of total revenue		0.00%	0.00%	0.00%	0.00%	0.00%
TOTAL	c=a+b	(177)	(251)	(337)	(454)	(601)

Ref:20

报告编号：蓝策报字 R2019-1208-BJ

Operating Expense Forecast：

The related expenses of the target company are selling and marketing expenses and general and administrative expenses, and are predicted based on the percentage of total revenue.

Selling and marketing expenses: consisting primarily of salaries and benefits for, and incentive payments to, the sales and marketing personnel, the third-party promotion channel expenses as well as other related expenses associated with sales and marketing. During the forecast period, the ratio of selling and marketing expenses to total revenue will drop steadily from 65% in 2019 to 30% in 2023.

General and administrative expenses: consisting primarily of salaries and benefits for our general and administrative personnel, rental expenses, depreciation expenses, R&D expenses and other related expenses. During the forecast period, the ratio of selling and marketing expenses to total revenue will drop steadily from 35% in 2019 to 20% in 2023.

According to the analysis, there will be an upward trend for the target company’s EBIT in the prediction period, from -1% in 2019 to 49% in 2023.

The major hypothetical parameters for expenses are:

RMB(’000)		2019	2020	2021	2022	2023
		(Jan-Dec)	(Jan-Dec)	(Jan-Dec)	(Jan-Dec)	(Jan-Dec)
Expense Breakdown

Selling and marketing expenses	a	(17,711)	(19,340)	(20,755)	(24,434)	(27,736)
% of total revenue		-65.00%	-50.00%	-40.00%	-35.00%	-30.00%

General and administrative expenses	b	(9,357)	(10,830)	(12,972)	(15,358)	(18,491)
% of total revenue		-35.00%	-28.00%	-25.00%	-22.00%	-20.00%
TOTAL	c=a+b	(27,248)	(30,170)	(33,726)	(39,792)	(46,226)

Ref:21

报告编号：蓝策报字 R2019-1208-BJ

Working Capital Forecast：

The target company’s working capital mainly included: operating cash, account receivable, prepaid expense, account payable, salary payable and taxes payable.

1)	The estimated operating cash as percentage of revenue will drop from 8% in 2019 to 4% in 2023. According to the Management, the operating cash required by the company is few.

2)	Account receivables are the service fees receivable from the payment platform. As the collection of service is based on the T+1 principle, there is a few account receivables in the company, and the turnover days stabilize at 30 days during the forecast period.
3)	Prepayment includes the prepaid cloud service fees and server fees to the third parties. Prepayment turnover days stabilize at 180 days during the forecast period.

4)	Account payables are the fees payable to suppliers. The turnover days of account payables stabilize at 30 days during the forecast period.

5)	Salary payable are the salaries and social insurance. The turnover days stabilize at around 30 days during the forecast period.

6)	Tax payable-VAT turnover days stabilize at around 30 days during the forecast period.

7)	Tax payable-CIT turnover days stabilize at around 90 days during the forecast period

The major hypothetical parameters for working capital are:

Working Capital Turnover Analysis
Subjects	Characters	Corresponding Forecast Cycle	Turnover days
Account Receivable	Account receivable from services	Net Income	30
Prepaid Expense	Mainly from cloud service fee, cost of server rental&ho:	Cost and Expense	180
Account Payable	Account payable to suppliers	Cost and Expense	30
Salary Payable	Salary payable to employees	Cost and Expense	30
VAT	Value added Tax	Value added Tax	30
CIT	Income Tax	Income Tax	90

Ref:22

报告编号：蓝策报字 R2019-1208-BJ

Capital Expenditure Forecast：

Taking into account that the target company is a light asset company, the fixed assets of the target company are mainly electronic equipment and other equipment. The capital expenditure will be used for replacing current servers, computers and office furniture during forecast period. The fixed asset capital expenditure as percentage of revenue will be stabilized around 0.5% during the forecast period. The useful life of exiting fixed asset and new fixed assets is projected at 4 years and 5 years respectively, with no residual value.

The intangible asset of the target company is software. The target company expects the capital expenditure of the intangible assets over revenue to be stabilized around 1%. The useful life of exiting fixed asset and new fixed assets is projected at 9 years and 10 years respectively, with no residual value.

The major hypothetical parameters for capital expenditure are：

RMB (’000)		2019	2020	2021	2022	2023
		(Jan-Dec)	(Jan-Dec)	(Jan-Dec)	(Jan-Dec)	(Jan-Dec)
Capital Expenditure Parameter

Fixed Assets	a	(136)	(193)	(259)	(349)	(462)
Intangible Assets	b	(272)	(387)	(519)	(698)	(925)
TOTAL	c=a+b	(409)	(580)	(778)	(1,047)	(1,387)

Sustainable Growth Rate

Suppose the company grows at the sustainable rate of 3% per year after 2023.

Ref:23

报告编号：蓝策报字 R2019-1208-BJ

Valuation Analysis Results

As discussed above, we have adopted the DCF Method to analyze the Company’s 100% equity value. Based on the projections and a terminal growth rate of 3%, the analysis result of the Company is presented below:

RMB(’000)	2019	2020	2021	2022	2023
	(Jan-Dec)	(Jan-Dec)	(Jan-Dec)	(Jan-Dec)	(Jan-Dec)
Gross Revenues	27,248	38,679	51,887	69,811	92,453
Business Taxes and Surcharges	(177)	(251)	(337)	(454)	(601)
Costs	-	-	-	-	-
Operating Expenses	(27,248)	(30,170)	(33,726)	(39,792)	(46,226)
Interest Expenses	(5)	(5)	(5)	(5)	(5)
Operating Profit	(182)	8,253	17,818	29,560	45,620
Income before income taxes	(182)	8,253	17,818	29,560	45,620
Income tax provision	-	-	(827)	(7,390)	(11,405)
Net Income	(182)	8,253	16,991	22,170	34,215
+ Depreciation & Amortization	204	270	360	473	591
+ Interest expenses after tax adjustment	5	5	5	5	5
- Capital Expenditure (CAPEX)	(409)	(580)	(778)	(1,047)	(1,387)
- Change in working capital	(13,340)	(2,114)	(2,310)	(2,292)	(3,454)
Free Cash Flow	(13,722)	5,834	14,269	19,309	29,971

Present value of cash flow( % discount rate)
Discount rate	29%	30%	31%
Discounted present value of cash flow in the forecast	16,897	16,217	15,561		a
The net present value of terminal value	42,232	39,279	36,593		b
Total value of operating assets (enterprise value)	59,129	55,496	52,154		c=a+b
Value of non-operating or surplus assets	2,220	2,220	2,220		d
Fintech total equity value (Rounded)	61,349	57,716	54,374		e=c+d

Ref:24

报告编号：蓝策报字 R2019-1208-BJ

Note: The non-operating or surplus assets as noted in the above calculations include the following accounts：

RMB(’000)	2018/12/31
Non-operating Assets or Surplus Assets	Amount	Subject Breakdown

Add: Surplus Assets
Surplus Cash	-	Cash on the book deduct one-month-ope (excluding the deprecation and amortization)
Other Account Receivables	3251	Related-party transaction and provision

Minus: Surplus Liabilities
Other Account Payables	(1,031)	Accrued expenses
Total	2220

Ref:25

报告编号：蓝策报字 R2019-1208-BJ

5.2 Market Approach- Comparable Company Method

Comparable Company Method

The market approach entails three main steps:

•	Determination of an appropriate earnings estimate

•	Estimation of appropriate valuation multiple

•	Application of multiple to earnings to determine value.

Considering Fintech is a start-up company and has not yet profitable, and it is not in the kind of the asset intensive industry, we mainly relied on the multiple of Enterprise Value/Sales. Please refer the following table for the detailed market multiples of Fintech and the comparable companies.

Calculation of equity value

●	Applying the EV/Sales multiple range assessed above to the assessed sales of the Company, the enterprise value of the Company is in the range RMB 47.450 million to 52.608 million.
•	In order to assess an equity value for the Company, the enterprise value we have assessed must be adjusted for surplus cash and net debt.

Given the above, we consider that the valuation of 100% of the equity of the Company is in the range RMB 57.162 million to 59.737 million under the market approach.

The major hypothetical parameters for Market approach are：

Comparable Companies	Ticker	EV/SALES 2018
LEXINFINTECH HOLDINGS LTD.	LX	2.54
LENDINGCLUB CORPORATION	LC	2.11
JIANPU TECHNOLOGY INC.	JT	1.77
QUDIAN INC.	QD	1.49
HEXINDAI INC.	HX	0.65
CHINA RAPID FINANCE LIMITED	XRF	0.08 outlier
Pintec Technology Holdings Limited	PT	2.56
MAX		2.56
MIN		0.65
AVERAGE		1.85
MEDIAN		1.94

	Low-End	High-End
Multiple in use	1.85	1.94
2018 sales of target company	29,645	29,645
Enterprise value	54,941	57,517
Value of non-operating or surplus assets	2,220	2,220
Fintech total equity value (Rounded)	57,162	59,737

Ref:26

报告编号：蓝策报字 R2019-1208-BJ

6. Conclusion of Value

Based on our analysis and the information provided by the Company, having regard to our work scope and limitations in scope of work, and subject to the significant assumptions as well as general assumptions and limiting conditions, the equity interest owned by Fintech has been estimated to be falling in a range from approximately RMB 54.374 million to 61.349 million as of the Valuation Date by Income approach, and a range from approximately RMB 57.162 million to 59.737 million as of the Valuation Date by Market approach. Please refer to the following table for details:

Income Approach
RMB(’000)	Low-End	High-End

Discount rate	31%	29%
Total equity value of Fintech (Rounded)	54,374	61,349

Market Approach
RMB(’000)	Low-End	High-End

Comparable companies’ multioles	1.85	1.94
Total equity value of Fintech (Rounded)	57,162	59,737

Ref:27

报告编号：蓝策报字 R2019-1208-BJ

ASSUMPTIONS AND LIMITING CONDITIONS

This Report was prepared based on the following general assumptions and limiting conditions:

All data, including historical financial data, which we relied upon in reaching opinions and conclusions or set forth in this report are true and accurate to our best knowledge. Whilst reasonable care has been taken to ensure that the information contained in this report is accurate, no guarantee is made nor liability assumed for the truth or accuracy of any data, opinions, or estimates furnished by others that have been used in this analysis.

We also assume no responsibilities in the accuracy of any legal matters. No investigation has been made of the title to or any liabilities against the property appraised. Unless otherwise stated in the report, we have assumed that the owner’s interest is valid, the titles are good and marketable, and there are no encumbrances that cannot be identified through normal processes.

We have not verified particulars of property, including their areas, sizes, dimensions, and descriptions, which we have used or have referred to in connection with the preparation of this report, unless otherwise stated in this report. Any information regarding areas, sizes, dimensions, and descriptions of property mentioned in this report are for identification purposes only, and no one should use such information in any conveyance or other legal document. Any plans or graphical illustrations presented in this report are intended only for facilitating the visualization of the property and its surroundings and such plans or graphical illustrations should not be regarded as a survey or a scale for size.

The calculation opinion presented herein is based on the status of the economy and on the purchasing power of the currency stated in the report as of the date of calculation. The date of calculation on which the expressed conclusions and opinions apply is stated in this report.

This report has been prepared solely for the use or uses stated. It is not intended for any other use or purpose or use by any third parties. We hereby disclaim that we are not liable for any damages and/or loss arisen in connection with any such unintended use.

Prior written consent must be obtained from the ValueLink for publication of this report. No part of this report (including without limitation any conclusion, the identity of any individuals signing or associated with this report or the firms/companies with which they are connected, or any reference to the professional associations or organizations with which they are affiliated or the designations awarded by those organizations) shall be disclosed, disseminated or divulged to third parties by any means of publications such as prospectus, advertising materials, public relations, news.

No environmental impact study has been carried out, unless otherwise stated in this report. We assume all applicable laws and governmental regulations are being complied with unless otherwise stated in this report. We have also assumed responsible ownership and that all necessary licenses, consents, or other approval from the relevant authority or private organizations have been or to be obtained or renewed for any use that is relevant to analysis in this report.

Unless otherwise stated in this report, the value estimate set out in this report excludes the impact of presence of any harmful substances such as asbestos, urea-formaldehyde foam insulation, other chemicals, toxic wastes, or other potentially hazardous materials.

Ref:28

报告编号：蓝策报字 R2019-1208-BJ

Or of structural damage or environmental contamination. For purpose of evaluating potential structural and/or environmental defects; where their existence could have a material impact on value of the property, we would recommend that advices from the relevant experts, such as a qualified structural engineer and/or industrial hygienist should be sought.

Ref:29

报告编号：蓝策报字 R2019-1208-BJ

蓝策提供资产评估、财务咨询、尽职调查、融资与并购服务，拥有广泛的行业基础，服务客户横跨多个领域。蓝策大部分客户是中国、香港、美国的上市或准上市公司，以及大型私企、央企和跨国公司。

蓝策的顾问们拥有国际化视野，洞察本土市场，为各类中国企业提供定制化的本土服务。

蓝策评估的服务覆盖：法定用途、物业评估、交易支持、财报相关等。

1. 法定用途：
改制上市、国资备案、上市公司（跨境）并购、重大资产重组、借壳上市、中外资合作、股权转让、股权出资、无形资产质押等；

2. 物业评估：
主要针对企业IPO过程中物业价值评估，中报及年报节点对投资性物业的公允价值评估、房地产投融资领域中房地产市场价值或房地产抵押价值评估等等；

3. 交易支持：
针对各类交易的估值咨询服务，包括关联交易、企业合并、出售子公司或业务线、增资扩股、股票回购或私有化、企业融资、资产剥离或撤资、员工激励相关交易、产品定价、财务模型开发等等；

4. 财报相关：
针对各类交易的估值咨询服务，包括关联交易、企业合并、出售子公司或业务线、增资扩股、股票回购或私有化、企业融资、资产剥离或撤资、员工激励相关交易、产品定价、财务模型开发等等。

Ref:30

报告编号：蓝策报字 R2019-1208-BJ

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